Exhibit 12

LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Nine Months Ended
	September 30,

	2003	2002

		As restated

	(In thousands)
	(Unaudited)
Loss before income taxes, equity in net losses of affiliates, minority interest, cumulative effect of change in accounting principle and extraordinary gain on acquisition of minority interest	$(223,381)	$(37,953)
Plus fixed charges:
Interest expense	72,013	81,763
Interest component of rent expense(1)	9,438	11,452
Less: capitalized interest	(26,350)	(25,298)

Earnings available to cover fixed charges	(168,280)	29,964
Fixed charges(2)	(88,171)	(160,595)

Deficiency of earnings to cover fixed charges	$(256,451)	$(130,631)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends have not been adjusted for income taxes due to the composition of the taxing jurisdictions underlying the Company’s operations and the resulting impact on the Company’s effective tax rate.